Underlying supplement no. 360 To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006	Registration Statement no. 333-134553 Dated January 22, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

iShares® Dow Jones U.S. Real Estate Index Fund (IYR)

General

•                  Lehman Brothers Holdings Inc. may offer and sell notes linked to an index fund from time to time.  The index fund will be linked to an underlying index.  This underlying supplement no. 360 describes the iShares® Dow Jones U.S. Real Estate Index Fund (the “Index Fund”) and the Dow Jones U.S. Real Estate Index (the “Underlying Index”).  The specific terms for each series of notes will be included in a product supplement.  A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes.  We refer to such term sheets and pricing supplements generally as terms supplements.  You should read the base prospectus, the MTN prospectus supplement, the relevant product supplement and any other related prospectus supplement, term sheet or pricing supplement, including the description of the iShares® Dow Jones U.S. Real Estate Index Fundand the Dow Jones U.S. Real Estate Index set forth in this underlying supplement, carefully before you invest in the notes.  Any terms used herein but not defined herein shall have the meaning given to them in the base prospectus, the MTN prospectus supplement or relevant product supplement or free writing prospectus.  This underlying supplement may not be used to sell securities unless accompanied by the base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplement.

Investing in notes linked to the iShares® Dow Jones U.S. Real Estate Index Fund involves a number of risks. See “Risk Factors” beginning on page US-1 in this underlying supplement no. 360 and “Risk Factors” in the relevant product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 360, the accompanying base prospectus, the MTN prospectus supplement, the relevant product supplement, the relevant terms supplements and any other related prospectus supplements. Any representation to the contrary is a criminal offense.

LEHMAN BROTHERS

January 22, 2007

“iShares®” is a registered mark of Barclays Global Investors, N.A. (“BGI”).  BGI has licensed certain trademarks and trade names of BGI to Lehman Brothers Holdings Inc.  The notes, linked to the performance of the iShares® Dow Jones U.S. Real Estate Index Fund, are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes.  BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

Table of Contents

Underlying Supplement
Risk Factors	US-1
The iShares® Dow Jones U.S. Real Estate Index Fund	US-3

MTN Prospectus Supplement
Risk Factors	S-4
Description of the Notes	S-13
Supplemental United States Federal Income Tax Consequences	S-37
Certain ERISA Considerations	S-44
Plan of Distribution	S-45
Appendix A	S-48

Base Prospectus
Prospectus Summary	1
General Information	6
Cautionary Statement Regarding Forward-Looking Statements	6
Use of Proceeds	7
Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7
Description of Debt Securities	8
Description of Warrants	19
Description of Purchase Contracts	23
Description of Preferred Stock	27
Description of Depositary Shares	30
Description of Common Stock	32
Description of Units	34
Form, Exchange and Transfer	37
Book-Entry Procedures and Settlement	38
United States Federal Income Tax Consequences	40
Plan of Distribution	54
Certain ERISA Considerations	58
Where You Can Find More Information	58
Legal Matters	59
Experts	59

In making your investment decision, you should rely only on the information contained or incorporated by reference in the relevant terms supplements, this underlying supplement no. 360, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement with respect to the notes offered and with respect to Lehman Brothers Holdings Inc.  The relevant terms supplements, this underlying supplement no. 360, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  We have not authorized anyone to give you any additional or different information.  The information in the relevant terms supplements, this underlying supplement no. 360, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplements, this underlying supplement no. 360 and the relevant product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers.  You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes.  The relevant terms supplements, this underlying supplement no. 360, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement do not constitute an offer to sell or

US-i

a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 360, the relevant terms supplements, the relevant product supplement and the accompanying base prospectus and MTN prospectus supplement, “we,” “us” and “our” refer to Lehman Brothers Holdings Inc., unless the context requires otherwise.

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RISK FACTORS

Your investment in notes linked to the iShares® Dow Jones U.S. Real Estate Index Fund (the “Index Fund”) will involve certain risks. Investing in the notes is not equivalent to investing directly in shares of the Index Fund, any of the common stocks held by the Index Fund or any of the common stocks included in the Dow Jones U.S. Real Estate Index (the “Underlying Index”). In addition, your investment in notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks as well as the other information contained in this underlying supplement, the accompanying MTN prospectus supplement and base prospectus and the documents incorporated in the prospectus by reference before you decide that an investment in notes linked to the Index Fund is suitable for you.  In addition, you should consider carefully the discussion of risks set forth in the relevant product supplement before you decide that an investment in the notes is suitable for you.

There are risks associated with the Index Fund.

The Index Fund has a limited operating history, having commenced trading in June 2000.  Although the shares are listed for trading on the American Stock Exchange (“AMEX”) and a number of similar products have been traded on the AMEX for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market.

In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the Index Fund’s investment advisor.  The Index Fund is subject to management risk, which is the risk that the BGFA’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results.

The correlation between the performance of the Index Fund and the performance of the Underlying Index may be imperfect.

While the performance of the Index Fund is linked principally to the performance of the Underlying Index, the performance of the Index Fund is also generally linked in part to shares of other exchange traded funds because BGFA may invest up to 10% of the Index Fund’s assets in other iShares funds.  In addition, the Index Fund may invest in a representative sample of common stocks included in the Underlying Index and not hold all or substantially all of the common stocks included in the Underlying Index.  Finally, the performance of the Index Fund and that of the Underlying Index will generally vary due to transaction costs, certain corporate actions and timing variances.

In addition, because the shares of the Index Fund are traded on the AMEX and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from its net asset value per share; shares of the Index Fund may trade at, above or below their net asset value per share.

For all of the foregoing reasons, the performance of the Index Fund may not correlate perfectly with the performance of the Underlying Index over the same period.  Because of this imperfect correlation, the return on the notes will not be the same as an investment directly in shares of the Index Fund, common stocks held by the Index Fund, common stocks included in the Underlying Index, and will not be the same as a debt security with a payment at maturity linked to the performance of the Underlying Index.

We cannot control actions by BGFA, which may adjust the Index Fund in a way that could adversely affect the value of the notes and the amount payable on the notes, and BGFA has no obligation to consider your interest.

The policies of BGFA concerning the calculation of the Index Fund’s net asset value, additions, deletions or substitutions of common stocks held by the Index Fund and the manner in which changes affecting the Underlying Index are reflected in the Index Fund could affect the market price of shares of the Index Fund and, therefore, whether a Knock-Out Event has occurred, if applicable, or the amount payable on your note on the stated maturity date and the trading value of your note before maturity or automatic call, if applicable.  The amount payable on your note and its value could also be affected if BGFA changes these policies, for example, by changing the manner in which it calculates the Index Fund’s net asset value, or if BGFA discontinues or suspends calculation or publication of the Index Fund’s net asset value, in which case it may become difficult to determine the value of your note.  If events such as these occur or if the closing price of one share of the Index Fund is not available on a Valuation Date, the calculation agent may determine the closing price of one share of the Index Fund on such Valuation Date and thus the amount payable on the maturity date in a manner it considers appropriate, in its sole discretion.

In addition, Dow Jones owns the Underlying Index and is responsible for the design and maintenance of the Underlying Index.  The policies of Dow Jones concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the common stocks included in the Underlying Index, could affect the level of the Underlying Index and consequently could affect the market prices of the shares of the Index Fund and, therefore, affect whether a Knock-Out Event has occurred, if applicable, or the amount payable on the notes at maturity or an automatic call, if applicable, and the value of the note before maturity or automatic call, if applicable.

We do not assume any responsibility for the adequacy or accuracy of the information about the Index Fund or Underlying Index contained in this underlying supplement or any public disclosure of information by BGFA or Dow Jones.  You, as an investor in the notes, should make your own investigation into the Index Fund and Underlying Index.

We cannot control the actions of any of the issuers of the common stocks held by the Index Fund or included in the Underlying Index, including actions that could adversely affect the value of your notes.

We are not affiliated with any of the common stocks held by the Index Fund or included in the Underlying Index.  As a result, we will have no ability to control the actions of the issuers of such common stocks, including actions that could affect the value of the shares of the Index Fund or your notes.  None of the money you pay us will go to BGFA or any of the issuers of the common stocks held by the Index Fund and none of those issuers will be involved in the offering of the notes in any way.  Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

The common stocks held by the Index Fund or included in the Underlying Index are not necessarily representative of that industry.

The performance of the Index Fund or the Underlying Index may not correlate with the performance of the entire industry.  The Index Fund or the Underlying Index may decline in value even if the industry as a whole rises in value.  Furthermore, one or more of the issuers of the common stocks held by the Index Fund or included in the Underlying Index may engage in new lines of business or cease to be involved in the particular industry.

There are risks associated with a sector investment.

The performance of notes linked to the performance of the Index Fund is dependent upon the performance of issuers in the real estate sector.  Consequently, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the real estate industry than an investment linked to a more broadly diversified group of issuers.

You will have no shareholder rights in the shares of the Index Fund or the common stocks held by the Index Fund.

Investing in the notes is not equivalent to investing in shares in the Index Fund or the common stocks held by the Index Fund.  As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions on the shares of the Index Fund or on the shares of common stocks held by the Index Fund, or other rights that holders of the shares of the Index Fund or the common stocks held by the Index Fund would have.

ISHARES® DOW JONES U.S. REAL ESTATE INDEX FUND

We have derived all information contained in this underlying supplement no. 360 regarding the Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of, and is subject to change by, iShares® Inc. (“iShares®”), Barclays Global Investors, N.A. (“BGI”), and Barclays Global Fund Advisors (“BGFA”).  The Index Fund is an investment portfolio maintained and managed by iShares®.  BGFA is the investment advisor to the Index Fund.  The Index Fund is an exchange traded fund (“ETF”) that trades on the AMEX under the ticker symbol “IYR.”  We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the Index Fund.  Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov.  For additional information regarding iShares®, BGFA, the Index Fund, please see the Prospectus, dated August 1, 2006 (as supplemented on September 1, 2006 and December 21, 2006).  In addition, information about iShares and the Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com.  We make representation or warranty as to the accuracy or completeness of such information.

Investment Objective and Strategy

The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index.  The Underlying Index measures the performance of the real estate sector of the U.S. equity market.  The Underlying Index includes companies in the following sub-sectors:  real estate investment trusts (“REITs”) and real estate holding and development.  As of January 11, 2007, 92.25% of the Index Fund’s holdings consisted of REITS and 7.31% consisted of real estate holding and development.  In addition, as of such date, the Index Fund’s three largest holdings were Simon Property Group, Inc., Equity Office Properties Trust and Vornado Realty Trust.

Representative Sampling

The Index Fund pursues a “representative sampling” strategy in attempting to track the performance of Underlying Index, and generally does not hold all of the common stocks included in the Underlying Index.  The Index Fund invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index.  Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the Index Fund is an actual investment portfolio.  The performance of the Index Fund and the Underlying Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation.  Any correlation of less than 100% is called “tracking error.”  The Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy.  Replication is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Holdings Information

As of January 11, 2007, 99.56% of the Index Fund’s holdings consisted on common stocks, 0.02% consisted of cash and 0.43% was in other assets, including dividends booked but not yet received.  The following table summarizes the Index Fund’s top holdings in individual companies as of such date.

Top holdings in individual securities as of January 11, 2007

Company	Percentage of Total Holdings
Simon Property Group, Inc. REIT	5.93%
Equity Office Properties Trust REIT	4.87%
Vornado Realty Trust REIT	4.18%
Prologis REIT	3.95%
Equity Residential REIT	3.91%
Public Storage, Inc. REIT	3.45%
Archstone-Smith Trust REIT	3.43%
Boston Properties, Inc. REIT	3.42%
General Growth Properties, Inc. REIT	3.32%
Host Hotels & Resorts, Inc. REIT	3.15%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. The information on the iShares® website is not, and should not be considered, incorporated by reference therein.

Disclaimer

The notes are not sponsored, endorsed, sold, or promoted by BGI or BGFA.  Neither BGI nor BGFA make any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes.  Neither BGI nor BGFA has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

License Agreement with BGI

We have has entered into a non-exclusive license agreement with BGI pursuant to which BGI has licensed us the right to use the iShares® mark in connection with the iShares ® Dow Jones U.S. Real Estate Index Fund.

The license agreement between us and BGI requires that the following language be stated in this underlying supplement:  “iShares® is a registered mark of Barclays Global Investors, N.A. (“BGI”).  BGI has licensed certain trademarks and trade names of BGI to Lehman Brothers Holdings Inc.  The notes are not sponsored, endorsed, sold, or promoted by BGI.  BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes.  BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE DOW JONES U.S. REAL ESTATE INDEX

We have derived all information contained in this underlying supplement no. 360 regarding the Dow Jones U.S. Real Estate Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Dow Jones. The Dow Jones U.S. Real Estate Index is calculated, maintained and published by Dow Jones. We make no representation or warranty as to the accuracy or completeness of such information.

Dow Jones U.S. Real Estate Index Composition and Maintenance

The Dow Jones U.S. Real Estate Index measures the performance of the real estate sector of the United States equity market.  Component companies include those that invest directly or indirectly through development, management or ownership of shopping malls, apartment buildings and housing developments; and REITs that invest in apartments, office and retail properties. REITs are passive investment vehicles that invest primarily in income-producing real estate or real estate related loans and interests.

The Dow Jones U.S. Real Estate Index is one of the 37 economic sectors that make up the Dow Jones U.S. Total Market Index. The Dow Jones U.S. Real Estate Index is a subset of the Dow Jones U.S. Financial Services Index, which in turn is a subset of the Dow Jones U.S. Total Market Index. The Dow Jones U.S. Total Market Index is part of the Dow Jones World Stock Index, which is a benchmark family that follows some 6,000 stocks from 44 countries. It is a market capitalization-weighted index in which only the shares of each company that are readily available to investors – the “float” – are counted.

Index component candidates must be common shares or other securities that have the characteristics of common equities.  All classes of common shares, both fully and partially paid, are eligible.  Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares, and shares in limited partnerships are not eligible.  Temporary issues arising from corporate actions, such as “when-issued” shares, are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership.  REITs also are eligible.  Multiple classes of shares are included if each issue, on its own merit, meets the other eligibility criteria.  Securities that have had more than ten nontrading days during the past quarter are excluded.  Stocks in the top 95% of the index universe by free-float market capitalization are selected as components of the U.S. Total Market Index, skipping stocks that fall within the bottom 1% of the universe by free-float market capitalization and within the bottom .01% of the universe by turnover.  To be included in the Dow Jones U.S. Real Estate Index, the issuer of the component securities must be classified in the Real Estate Sector of industry classifications as maintained by the Industry Classification Benchmark (“ICB”).

The Dow Jones U.S. Real Estate Index is reviewed by Dow Jones on a quarterly basis. Shares outstanding totals for component stocks are updated during the quarterly review.  However, if the number of outstanding shares for an index component changes by more than 10% due to a corporate action, the shares total will be adjusted immediately after the close of trading on the date of the event.  Whenever possible, Dow Jones will announce the change at least two business days prior to its implementation.  Changes in shares outstanding due to stock dividends, splits and other corporate actions also are adjusted immediately after the close of trading on the day they become effective.  Quarterly reviews are implemented during March, June, September and December.  Both component changes and share changes become effective at the opening on the first Monday after the third Friday of the review month.  Changes to the Dow Jones U.S. Real Estate Index are implemented after the official closing values have been established.  All adjustments are made before the start of the next trading day.  Constituent changes that result from the periodic review will be announced at least two business days prior to the implementation date.

In addition to the scheduled quarterly review, the Dow Jones U.S. Real Estate Index is reviewed on an ongoing basis.  Changes in index composition and related weight adjustments are necessary whenever there are extraordinary events such as delistings, bankruptcies, mergers or takeovers involving index components.  In these cases, each event will be taken into account as soon as it is effective.  Whenever possible, the changes in the index components will be announced at least two business days prior to their implementation date.  In the event that a component no longer meets the eligibility requirements, it will be removed from the Dow Jones U.S. Real Estate Index.

You can find a list of the companies whose common stocks are currently included in the Dow Jones U.S. Real Estate Index on the Dow Jones website at http://www.djindexes.com. Information included in such website is not a part of this product supplement.

Background on the ICB

ICB, a joint classification system launched by FTSE Group and Dow Jones Indexes offers broad, global coverage of companies and securities and classifies them based on revenue, not earnings.  ICB classifies the component stocks into groups of 10 industries, 18 supersectors, 37 sectors and 102 subsectors.  The Real Estate Sector is composed of two Subsectors.  The Real Estate Holding & Development Subsector consists of companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies.  This Subsector excludes REITs and similar entities.  The Real Estate Investment Trusts Subsector consists of real estate investment trusts or corporations and listed property trusts.